UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Regained Nasdaq Compliance dated 08 January 2026

Press Release

8 January 2026

Argo Blockchain plc

(" Argo" or " the Company")

Regained Compliance with Nasdaq's Minimum Bid Price Rule

On 5 January 2026, Argo Blockchain plc was formally notified by The Nasdaq Stock Market LLC that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1), and otherwise satisfies all other applicable criteria for continued listing on The Nasdaq Global Select Market. Accordingly, the previously disclosed listing matter has been closed.

Enquiries:

ARGO
Email:	ir@argoblockchain.com

About Argo:

Argo Blockchain plc (NASDAQ: ARBK) is a blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 January, 2026	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer
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